UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

HAWTHORNE, N.Y., USA, March 27, 2023 ─ As previously disclosed, on March 1, 2023, Sun Pharmaceutical Industries Ltd. (“Sun”), the parent company of Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”), disclosed that it is experiencing an information technology (“IT”) security incident. Upon learning that the incident had impacted Taro on March 3, 2023, Taro, in conjunction with Sun, promptly took steps to contain and remediate the impact on Taro, including employing containment protocols to mitigate the threat and additional measures to ensure the integrity of its IT systems infrastructure and data. These measures are underway as Taro works in conjunction with Sun to utilize global cyber security experts and enhanced security measures to address and mitigate the impact of the incident. A ransomware group has claimed responsibility for this incident.

If Taro’s investigation determines that any individuals and entities have been impacted, Taro will notify them and the applicable regulatory authorities. Taro currently believes that the incident’s effects on its IT system include a breach of certain file systems and the theft of company data and personal data.

As part of the containment measures, Taro proactively isolated its network and initiated recovery procedures. As a result of these measures, Taro’s business operations have been impacted, and its revenue is expected to be reduced. Taro may also incur expenses in connection with the incident and the remediation. Taro is currently unable to determine other potential adverse impacts of the incident, including but not limited to additional information security incidents, increased costs to maintain insurance coverage, the diversion of management and employee time or the possibility of litigation.

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit Taro’s website at www.taro.com.

Forward-Looking Statements

Some of the information contained in this Current Report on Form 6-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” or other similar expressions may identify such forward-looking statements. Actual results may differ materially from those discussed in forward-looking statements as a result of factors, risks and uncertainties over which Taro has no control. In particular, the preliminary nature of Taro’s investigation into the incident, which is still ongoing, may uncover additional facts or identify the need for additional remediation efforts presently not known to Taro, which may cause Taro to reassess the impacts and scope of the incident on its customers and on Taro’s business and operations. Further, Taro’s ability to fully assess and remedy the incident, and the legal, reputational and financial risks resulting from this or other cyber incidents, could also cause Taro’s results to differ materially from the forward-looking statements made above. These factors, risks and uncertainties include, but are not limited to, such other factors as are set forth in Taro’s periodic public filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, those described under the headings “Risk Factors” and “Forward Looking Statements” in its Form 20-F for the fiscal year ended March 31, 2022, which was filed with the SEC on July 25, 2022 and in its other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. Forward-looking statements reflect the views and assumptions of management as of the date of communication with respect to future events. Taro does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable securities laws, to update any forward-looking statements as a result of new information, future events or other factors. The inclusion of any statement in this Current Report on Form 6-K does not constitute an admission by Taro or any other person that the events or circumstances described in such statement are material.

Media Contact

Taro

William J. Coote

VP, Chief Financial Officer

(914) 345-9001

William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director

Date: March 27, 2023